Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

AMERICAN TOWER CORPORATION

Pricing Term Sheet

Concurrent Offerings of

23,500,000 Shares of Common Stock

(the “Common Stock Offering”)

and

12,500,000 Depositary Shares,

each representing a 1/10th interest in a share of

5.50% Mandatory Convertible Preferred Stock, Series B

(the “Depositary Shares Offering”)

February 25, 2015

This pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated February 24, 2015 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated May 23, 2013 and the documents incorporated and deemed to be incorporated by reference therein, in the case of investors purchasing in the Common Stock Offering, or (ii) the preliminary prospectus supplement dated February 24, 2015 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), the accompanying prospectus dated May 23, 2013 and the documents incorporated and deemed to be incorporated by reference therein, in the case of investors purchasing in the Depositary Shares Offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the completion of the other offering.

Issuer:	American Tower Corporation (the “Company” or “we”)

Trade Date:	February 25, 2015

Expected Settlement Date:	March 3, 2015

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Company (“Common Stock”)

Size of the Common Stock Offering:	23,500,000 shares

Underwriters’ Option to Purchase Additional Shares of Common Stock	Up to an additional 2,350,000 shares that the underwriters for the Common Stock Offering have the option to purchase to cover over-allotments, if any

Last Reported Sale Price of Common Stock on the New York Stock Exchange (“NYSE”) on February 25, 2015	$97.85 per share

Public Offering Price of Common Stock:	$97.00 per share

Use of Proceeds:	The Company estimates that the net proceeds from the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Common Stock Offering payable by the Company, will be approximately $2,219.7 million (or approximately $2,441.6 million if the underwriters exercise their over-allotment option to purchase additional shares of Common Stock in full).

The Company expects to use the net proceeds of the Common Stock Offering, together with the net proceeds of the concurrent Depositary Shares Offering, if completed, cash on hand and borrowings under its revolving credit facilities, to finance the Proposed Verizon Transaction (as defined in the Common Stock Preliminary Prospectus Supplement) and to pay related fees and expenses. If the Proposed Verizon Transaction is not completed, the Company intends to use the net proceeds from the Common Stock Offering for general corporate purposes, which may include the financing of other pending acquisitions, such as the Other Proposed Acquisitions, or repaying its existing indebtedness.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Common Stock Preliminary Prospectus Supplement gives effect to (i) the receipt of approximately $2,219.7 million of net proceeds in the Common Stock Offering, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by the Company (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of Common Stock), (ii) the receipt of approximately $1,217.6 million of net proceeds in the Depositary Shares Offering, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by the Company (assuming no exercise of the underwriters’ over-allotment option to purchase additional depositary shares) and (iii) the borrowings of approximately $702 million under the 2013 Credit Facility and approximately $840 million under the 2014 Credit Facility.

Listing:	AMT / NYSE

CUSIP / ISIN:	03027X100 / US03027X1000

Joint Book-Running Managers:	Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Senior Co-Managers:	Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

TD Securities (USA) LLC

Co-Managers:	BBVA Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

EA Markets Securities LLC

HSBC Securities (USA) Inc.

Macquarie Capital (USA) Inc.

Mizuho Securities USA Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Depositary Shares Offering

Title of Securities:	Depositary shares, each representing a 1/10th interest in a share of the Company’s 5.50% Mandatory Convertible Preferred Stock, Series B (the “Mandatory Convertible Preferred Stock”)

Size of the Depositary Shares Offering:	12,500,000 depositary shares

At the consummation of the Depositary Shares Offering, the Company will issue 1,250,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional depositary shares to cover over-allotments, if any

Underwriters’ Option to Purchase Additional Depositary Shares	Up to an additional 1,250,000 depositary shares that the underwriters for the Depositary Shares Offering have the option to purchase to cover over-allotments, if any (corresponding to 125,000 additional shares of the Mandatory Convertible Preferred Stock)

Public Offering Price of Depositary Shares:	$100.00 per depositary share

Use of Proceeds:	The Company estimates that the net proceeds from the Depositary Shares Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Depositary Shares Offering payable by the Company, will be approximately $1,217.6 million (or approximately $1,339.3 million if the underwriters exercise their over-allotment option to purchase additional depositary shares in full).

The Company expects to use the net proceeds of the Depositary Shares Offering, together with the net proceeds of the concurrent Common Stock Offering, if completed, cash on hand and borrowings under its revolving credit facilities, to finance the Proposed Verizon Transaction (as defined in the Depositary Shares Preliminary Prospectus Supplement) and to pay related fees and expenses. If the Proposed Verizon Transaction is not completed, the Company intends to use the net proceeds from the Depositary Shares Offering for general corporate purposes, which may include the financing of other pending acquisitions, such as the Other Proposed Acquisitions, or repaying its existing indebtedness.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Depositary Shares Preliminary Prospectus Supplement gives effect to (i) the receipt of approximately $2,219.7 of net proceeds in the Common Stock Offering, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by the Company (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of Common Stock), (ii) the receipt of approximately $1,217.6 million of net proceeds in the Depositary Shares Offering, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by the Company (assuming no exercise of the underwriters’ over-allotment option to purchase additional depositary shares) and (iii) the borrowings of approximately $702 million under the 2013 Credit Facility and approximately $840 million under the 2014 Credit Facility.

Liquidation Preference:	$1,000.00 per share of the Mandatory Convertible Preferred Stock

Dividends:

5.50% of the liquidation preference of $1,000.00 per share of the Mandatory Convertible Preferred Stock per annum (equivalent to $55.00 per annum per share of Mandatory Convertible Preferred Stock, corresponding to $5.50 per annum per depositary share), if declared by the Company’s board of directors (or an authorized committee thereof), payable in cash or, subject to certain limitations, by delivery of shares of our Common Stock or by delivery of any combination of cash and shares of Common Stock, as determined by the Company’s board of directors (or an authorized committee thereof) in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $11.1528 per share of the Mandatory Convertible Preferred Stock (equivalent to $1.1153 per depositary share) and will therefore be less than a regular full quarterly dividend. Each subsequent dividend for a full dividend period is expected to be approximately $13.75 per share of the Mandatory Convertible Preferred Stock (equivalent to $1.375 per depositary share).

If the Company elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock (as defined in the Depositary Shares Preliminary Prospectus Supplement) over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of our Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price (as defined below). To the extent that the amount of the declared dividend exceeds the product of the number of shares of our Common Stock delivered in connection with such declared dividend and 97% of the average price, the Company will, if it is legally able to do so, pay such excess amount in cash as described in the Depositary Shares Preliminary Prospectus Supplement.

Floor Price:	$33.95, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Dividend Record Dates:	The immediately preceding February 1, May 1, August 1 and November 1 to the next dividend payment date.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2015 to, and including, February 15, 2018, the mandatory conversion date.

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the initial issue date of the Mandatory Convertible Preferred Stock and will end on and exclude the May 15, 2015 dividend payment date.

Initial Price:	$97.00, which equals the per share public offering price of our Common Stock in the concurrent Common Stock Offering.

Threshold Appreciation Price:	$116.40, which represents an appreciation of 20% over the initial price.

Mandatory Conversion Date:	February 15, 2018

Conversion Rate:	The conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 10.3093 shares of our Common Stock (the “maximum conversion rate”) and not less than 8.5911 shares of our Common Stock (the “minimum conversion rate”), depending on the applicable market value of our Common Stock, as described below and subject to certain anti-dilution adjustments. The “applicable market value” of our Common Stock is the average VWAP per share of our Common Stock over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date. The conversion rate will be calculated as described in the Depositary Shares Preliminary Prospectus Supplement and the following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments.

Applicable Market Value of our Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than $116.40 (which is the threshold appreciation price)	8.5911 shares (approximately equal to $1,000.00 divided by the threshold appreciation price).

Equal to or less than $116.40 but greater than or equal to $97.00	Between 8.5911 and 10.3093 shares, determined by dividing $1,000.00 by the applicable market value of our Common Stock.

Less than $97.00 (which is the initial price)	10.3093 shares (approximately equal to $1,000.00 divided by the initial price).

Applicable Market Value of our Common Stock	Conversion Rate per Depositary Share
Greater than $116.40 (which is the threshold appreciation price)	0.8591 shares (approximately equal to $100.00 divided by the threshold appreciation price).

Equal to or less than $116.40 but greater than or equal to $97.00	Between 0.8591 and 1.0309 shares, determined by dividing $100.00 by the applicable market value of our Common Stock.

Less than $97.00 (which is the initial price)	1.0309 shares (approximately equal to $100.00 divided by the initial price).

Conversion at the Option of the Holder:	At any time prior to February 15, 2018, other than during a fundamental change conversion period (as defined below), holders of the Mandatory Convertible Preferred Stock have the right to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock (equivalent to 10 depositary shares)), into shares of our Common Stock at the minimum conversion rate of 8.5911 shares of our Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Depositary Shares Preliminary Prospectus Supplement. The minimum conversion rate is subject to certain anti-dilution adjustments. Because each depositary share represents a 1/10th fractional interest in a share of the Mandatory Convertible Preferred Stock, a holder of depositary shares may convert its depositary shares only in lots of 10 depositary shares.

If, as of the effective date of any such early conversion (the “early conversion date”), we have not declared and paid, or set aside for payment, all or any portion of the accumulated dividends for all dividend periods ending on a dividend payment date prior to such early conversion date, the conversion rate for such early conversion will be adjusted so that holders converting their Mandatory Convertible Preferred Stock at such time receive cash or an additional number of shares of our Common Stock equal to such amount of undeclared, accumulated and unpaid dividends for such prior dividend periods, divided by the greater of the floor price and the average VWAP per share of our Common Stock over the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the cash amount of the undeclared, accumulated and unpaid dividends for all dividend periods ending on a dividend payment date prior to the relevant early conversion date exceeds the value of the product of the number of additional shares added to the conversion rate and the early conversion average price, we will not have any obligation to pay the shortfall in cash.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a “fundamental change” (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to February 15, 2018, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into Common Stock at the “fundamental change conversion rate” during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change and ending on the date that is 20 calendar days after the effective date of such fundamental change (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price paid or deemed paid per share of our Common Stock in such fundamental change. Because each depositary share represents a 1/10th fractional interest in a share of the Mandatory Convertible Preferred Stock, a holder of depositary shares may convert its depositary shares upon a Fundamental Change only in lots of 10 depositary shares.

Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive a “fundamental change dividend make-whole amount,” in cash or in shares of our Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 5.50% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated dividend amount (as defined in the Depositary Shares Preliminary Prospectus Supplement)) from such effective date to, but excluding, the mandatory conversion date. If we elect to pay the fundamental change dividend make-whole amount in shares of our Common Stock in lieu of cash, the number of shares of our Common Stock that we will deliver will equal (x) the fundamental change dividend make whole amount divided by (y) the greater of the floor price and 97% of the price paid, or deemed paid, per share of our Common Stock in the fundamental change.

In addition, to the extent that the accumulated dividend amount exists as of the effective date of the fundamental change, holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will be entitled to receive such accumulated dividend amount in cash (to the extent we are legally permitted to do so) or shares of our Common Stock or any combination thereof, at our election, upon conversion. If we elect to pay the accumulated dividend amount in shares of our Common Stock in lieu of cash, the number of shares of our Common Stock that we will deliver will equal (x) the accumulated dividend amount divided by (y) the greater of the floor price and 97% of the price paid, or deemed paid, per share of our Common Stock in the fundamental change.

To the extent that the sum of the fundamental change dividend make-whole amount and accumulated dividend amount or any portion thereof paid in shares of our Common Stock exceeds the product of the number of additional shares we deliver in respect thereof and 97% of the price paid or deemed paid, we will, if we are legally able to do so, pay such excess amount in cash.

Fundamental Change Conversion Rate:	The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the fundamental change (the “fundamental change effective date”) and the price (the “fundamental change share price”) paid or deemed paid per share of our Common Stock in such fundamental change. If the holders of our Common Stock receive only cash in the fundamental change, the fundamental change share price shall be the cash amount paid per share. Otherwise, the fundamental change share price shall be the average VWAP per share of our Common Stock over the 10 consecutive trading day period ending on the trading day preceding the fundamental change effective date.

The fundamental change share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Stock are adjusted. The adjusted share prices will equal the fundamental change share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the fundamental change conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth in the Depositary Shares Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per share of the Mandatory Convertible Preferred Stock for each fundamental change share price and fundamental change effective date set forth below.

	Share price on effective date
Effective Date	$50.00	$70.00	$90.00	$97.00	$110.00	$116.40	$130.00	$140.00	$150.00
March 3, 2015	9.2464	9.1964	8.8744	8.7584	8.5911	8.5911	8.5911	8.5911	8.5911
February 15, 2016	9.6153	9.5634	9.1745	9.0196	8.7706	8.6752	8.5911	8.5911	8.5911
February 15, 2017	9.9704	9.9731	9.5713	9.3556	8.9774	8.8312	8.6276	8.5911	8.5911
February 15, 2018	10.3093	10.3093	10.3093	10.3093	9.0909	8.5911	8.5911	8.5911	8.5911

The exact fundamental change share price and fundamental change effective date may not be set forth in the table, in which case:

•	if the fundamental change share price is between two fundamental change share price amounts on the table or the fundamental change effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower fundamental change share price amounts and the two fundamental change effective dates, as applicable, based on a 365-day year;

•

if the fundamental change share price is in excess of $150.00 per share (subject to adjustment as described above), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•

if the fundamental change share price is less than $50.00 per share (subject to adjustment as described above), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

The following table sets forth the fundamental change conversion rate per depositary share for each fundamental change share price and fundamental change effective date set forth below.

	Share price on effective date
Effective Date	$50.00	$70.00	$90.00	$97.00	$110.00	$116.40	$130.00	$140.00	$150.00
March 3, 2015	0.9246	0.9196	0.8874	0.8758	0.8591	0.8591	0.8591	0.8591	0.8591
February 15, 2016	0.9615	0.9563	0.9175	0.9020	0.8771	0.8675	0.8591	0.8591	0.8591
February 15, 2017	0.9970	0.9973	0.9571	0.9356	0.8977	0.8831	0.8628	0.8591	0.8591
February 15, 2018	1.0309	1.0309	1.0309	1.0309	0.9091	0.8591	0.8591	0.8591	0.8591

The exact fundamental change share price and fundamental change effective date may not be set forth in the table, in which case:

•

if the fundamental change share price is between two fundamental change share price amounts on the table or the fundamental change effective date is between two dates on the table, the fundamental change conversion rate per depositary share will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower fundamental change share price amounts and the two fundamental change effective dates, as applicable, based on a 365-day year;

•

if the fundamental change share price is in excess of $150.00 per share (subject to adjustment as described above), then the fundamental change conversion rate per depositary share will be the minimum conversion rate, divided by 10, subject to adjustment; and

•

if the fundamental change share price is less than $50.00 per share (subject to adjustment as described above), then the fundamental change conversion rate per depositary share will be the maximum conversion rate, divided by 10, subject to adjustment.

Because each depositary share represents a 1/10th fractional interest in a share of the Mandatory Convertible Preferred Stock, a holder of depositary shares may convert its depositary shares upon the occurrence of a fundamental change only in lots of 10 depositary shares.

Listing:	The Company intends to apply to have the depositary shares listed on the NYSE under the symbol “AMTPRB,” and, if approved, the Company expects trading on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares. However, there can be no assurance that the depositary shares will be listed and, if listed, that they will continue to be listed.

CUSIP / ISIN for the Depositary Shares:	03027X407/US03027X4079

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	03027X506/US03027X5068

Joint Book-Running Managers:	Goldman, Sachs & Co.

RBC Capital Markets, LLC

Morgan Stanley & Co. LLC

RBS Securities Inc.

TD Securities (USA) LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

J.P. Morgan Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Co-Managers:	BBVA Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

EA Markets Securities LLC

HSBC Securities (USA) Inc.

Macquarie Capital (USA) Inc.

Mizuho Securities USA Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

The Company has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Depositary Shares Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners can arrange to send you the prospectus and applicable Preliminary Prospectus Supplement. You may request the documents relating to the Common Stock Offering by contacting Goldman, Sachs & Co. at 1-866-471-2526, BofA Merrill Lynch at 222 Broadway, New York, New York 10038, Attn: Prospectus Department or by emailing dg.prospectus_requests@baml.com, Barclays at 1-888-603-5847, Citigroup at 1-800-831-9146 and J.P. Morgan at 1-866-803-9204. You may request the documents relating to the Depositary Shares Offering by contacting Goldman, Sachs & Co. at 1-866-471-2526, RBC Capital Markets at 1-877-822-4089, Morgan Stanley at 1-866-718-1649, RBS at 1-866-884-2071 and TD Securities at 1-800-263-5292.